UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

The Tube Media Corp.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	84-1557072
(State of Incorporation or organization)	(IRS Employer Identification No.)

1451 West Cypress Creek Road, Fort Lauderdale, Florida	33309
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered to Section 12(b) of the Act:

Title of each class to be so registered None	Name of each exchange on which each class is to be registered Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.☒

Securities Act registration statement file number to which this form relates:  _________________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.0001 par value per share
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

The Company’s authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 10,000,000 shares of preferred stock, par value $0.0001 per share. The following description is a summary of the material terms of the Company’s Common Stock. Additional information can be found in the Company’s certificate of incorporation, bylaws and other documents filed as exhibits to this Form 8-A.

Holders of Common Stock are entitled to one vote per share with respect to each matter presented to the Company’s stockholders on which the holders of Common Stock are entitled to vote. Except as may be provided in connection with any preferred stock in a certificate of designation filed under the Delaware General Corporation Law or as may otherwise be required by law or the Company’s certificate of incorporation, Common Stock is the only capital stock entitled to vote in the election of directors and on all other matters presented to the Company’s stockholders. The Common Stock does not have cumulative voting rights or preemptive rights. Subject to the prior rights of holders of preferred stock, if any, holders of Common Stock are entitled to receive dividends as may be lawfully declared from time to time by the Company’s board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of Common Stock will be entitled to receive such assets as are available for distribution to the Company’s stockholders after there shall have been paid, or set apart for payment of, the full amounts necessary to satisfy any preferential or participating rights to which the holders of any outstanding series of preferred stock are entitled by the express terms of the series.

On March 6, 2006, the Company entered into a letter agreement with Tribune Broadcasting Company (“Tribune”) pursuant to which the Company granted preemptive rights to Tribune with regard to future issuances of the Company’s equity securities (or securities convertible into or exchangeable for equity). The Company is required to give notice to Tribune if it proposes to issue equity securities (or securities convertible into or exchangeable for equity), and Tribune will have the right to purchase the number of such securities that would maintain Tribune’s percentage interest in the Company’s equity securities on the same terms and conditions upon which such securities are being issued by the Company. The preemptive rights will not apply to issuances of securities (i) as payment for services when the aggregate amount of all such issuances does not exceed 10% of the total number of shares of Common Stock outstanding as of the date of such issuance and so long as each share is valued at no less than $1.50; (ii) to other distributors of the Company’s music network when the aggregate amount of all such issuances does not exceed a specified number of share of Common Stock; (iii) to satisfy the Company’s existing obligations to issue equity, which obligations are specified in the letter agreement; (iv) pursuant to the Company’s 2004 stock option and stock incentive plan or any other equity incentive plan approved by the Company’s stockholders; provided, that the maximum number of shares issuable under such plans does not exceed 10% of the total number of shares of Common Stock outstanding as of the date such plan is approved by the Company’s stockholders; and (v) in connection with a merger or consolidation where the Company is the surviving corporation or an acquisition of the stock or assets of a third party by the Company. Tribune must notify the Company of its intent to exercise such preemptive rights in connection with any issuance within ten days after receiving notice from the Company.

Provisions of Delaware General Corporation Law, the Company’s certificate of incorporation and the Company’s bylaws contain provisions that may have some anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for shares held by stockholders.

Classified Board of Directors. The Company’s certificate of incorporation provides that its board of directors be divided into three classes of directors, as nearly equal in size as possible, serving staggered three-year terms.

Quorum Requirements; Removal of Directors. The Delaware General Corporation Law provides for a minimum quorum of a majority in voting power of the outstanding shares of the Company’s capital stock entitled to vote. The Company’s certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of at least a majority in voting power of the outstanding shares of the Company’s capital stock entitled to vote at any annual or regular election of directors voting together as a single class.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are denied the right to cumulative votes in the election of directors, unless the Company’s certificate of incorporation provides otherwise. The Company’s certificate of incorporation does not expressly address cumulative voting.

Calling of Special Meeting of Stockholders The Company’s bylaws provide that a special meeting of its stockholders may be called only by (1) the Company’s board of directors, chairman of the board of directors or president or (2) the Company’s board of directors, chairman of the board of directors, president or secretary upon the written request of stockholders holding at least 50% of the Company’s outstanding shares entitled to vote at such meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Company’s bylaws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice of their proposal in writing to the chairperson of the Company’s nominating and corporate governance committee in writing. To be timely, a stockholder’s notice must be submitted not later than: (1) with respect to an election to be held, or proposal to be considered, at an annual meeting of stockholders, the latest date upon which stockholder proposals must be submitted to us for inclusion in the Company’s proxy statement related to such meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 or, if no such rules apply, at least 90 days prior to the date one year from the date of the immediately preceding annual meeting of stockholders, and (2) with respect to an election to be held, or a proposal to be considered, at a special meeting of stockholders, the earlier of (a) 30 days prior to the printing of our proxy materials or information statement with respect to such meeting or (b) if no proxy materials or information statement are being distributed to stockholders, at least the close of business on the fifth day following the date on which notice of such meeting is first given to stockholders. The Company’s bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before a meeting of stockholders or make nominations for directors at a meeting of stockholders.

Limitations on Liability and Indemnification of Officers and Directors. The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. The Company’s certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

• for breach of duty of loyalty;

• for acts or omissions not in good faith involving intentional misconduct or knowing violation of law;

• under Section 174 of the Delaware General Corporation Law (unlawful dividends or stock repurchases); and

• for transactions from which the director derived improper personal benefit.

The Company’s certificate of incorporation provides that it must indemnify and advance expenses to its directors and officers to the fullest extent authorized by the Delaware General Corporation Law.

The limitation of liability and indemnification provisions in the Company’s certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, a stockholder’s investment may be adversely affected to the extent that, in a class action or direct suit, the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Authorized But Unissued Shares. The Company’s authorized but unissued shares of Common Stock and preferred stock will be available for future issuance without stockholder approval. The Company may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Item 2. Exhibits.

3.1            Amended and Restated Certificate of Incorporation of The Tube Media Corp., a Delaware corporation (incorporated herein by reference to the Registrant’s Form 8-K filed March 2, 2006)

3.2     Bylaws, as amended of The Tube Media Corp., a Delaware corporation (incorporated herein by reference to the Registrant’s Form 8-K filed March 2, 2006)

4.1     Specimen certificate of the common stock of The Tube Media Corp. (incorporated herein by reference to the Registrant’s Form 10-KSB for the year ended December 31, 2005

4.2.     Convertible Promissory Note dated September 13, 2004, made by AGU Entertainment Corp. in favor of Galt Financial Corp. (incorporated herein by reference to the Registrant’s Form 8-K filed September 20, 2004)

4.3     Warrant to subscribe for 500,000 shares of common stock of AGU Entertainment Corp. issued to Galt Financial Corporation (incorporated herein by reference to the Registrant’s Form 8-K filed September 20, 2004)

4.5     Secured Convertible Term Note issued by AGU Entertainment Corp., The Tube Music Network, Inc., and Pyramid Records International, Inc. to Mitchell Entertainment Company (incorporated herein by reference to the Registrant’s Form 8-K filed December 29, 2004)

4.6     Common Stock Purchase Warrant of AGU Entertainment Corp. issued to Mitchell Entertainment Company (incorporated herein by reference to the Registrant’s Form 8-K filed December 29, 2004)

4.7     Promissory Note issued by AGU Entertainment Corp. to Charley Zeches, in her capacity as trustee of Lakes Holding Trust U/A (incorporated herein by reference to the Registrant’s Form 8-K filed December 29, 2004)

4.8     Promissory Note, dated March 31, 2006, issued by The Tube Media Corp. in the aggregate principal amount of $800,000 to Michael H. Brauser (incorporated herein by reference to the Registrant’s Form 8-K filed April 5, 2006)

4.9     Promissory Note, dated March 31, 2006, issued by The Tube Media Corp. in the aggregate principal amount of $800,000 to Barry Honig (incorporated herein by reference to the Registrant’s Form 8-K filed April 5, 2006)

4.10     Form of 7% Secured Convertible Note, dated April 21, 2006, issued by The Tube Media Corp. (incorporated herein by reference to the Registrant’s Form 8-K filed April 26, 2006)

4.11     Form of Common Stock Purchase Warrant, dated April 21, 2006, issued by The Tube Media Corp. (incorporated herein by reference to the Registrant’s Form 8-K filed April 26, 2006)

4.12     Warrant to purchase up to 400,000 shares of common stock of AGU Entertainment Corp. issued to Robert Jaffee (incorporated herein by reference to the Registrant’s Form 8-K filed August 2, 2005)

10.1     Letter Agreement, dated March 6, 2006, by and among The Tube Media Corp., The Tube Music Network, Inc. and Tribune Broadcasting Company. (This agreement has been redacted pursuant to a confidential treatment request filed with the Securities and Exchange Commission on the date hereof.) (incorporated herein by reference to the registrant’s Form 8-K filed March 10, 2006)

10.2     Registration Rights Agreement, effective as of December 20, 2004, by and between AGU Entertainment Corp. and Mitchell Entertainment Company (incorporated herein by reference to the Registrant’s Form 8-K filed December 29, 2004)

10.3     Letter Agreement, dated August 17, 2005, by and between AGU Entertainment Corp. and Mitchell Entertainment Company regarding extension of due date for filing of registration statement (incorporated herein by reference to the Registrant’s Form 10-QSB filed August 19, 2005)

10.4     Warrant to subscribe for 100,000 shares of common stock of AGU Entertainment Corp. issued to Robert Alan Kast (incorporated herein by reference to the Registrant’s Form 8-K filed September 8, 2005)

10.5     Warrant to subscribe for 200,000 shares of common stock of AGU Entertainment Corp. issued to Robert Alan Kast (incorporated herein by reference to the Registrant’s Form 8-K filed September 8, 2005)

10.6     Warrant to subscribe for 100,000 shares of common stock of AGU Entertainment Corp. issued Robert Alan Kast (incorporated herein by reference to the Registrant’s Form 8-K filed September 8, 2005)

10.7     Warrant to subscribe for 150,000 shares of common stock of AGU Entertainment Corp. issued to Robert Alan Kast (incorporated herein by reference to the Registrant’s Form 8-K filed September 8, 2005)

10.8     Warrant to subscribe for 200,000 shares of common stock of AGU Entertainment Corp. issued to Robert Alan Kast (incorporated herein by reference to the Registrant’s Form 8-K filed September 8, 2005)

10.9     Registration Rights Agreement, dated as of March 6, 2006, by and between The Tube Media Corp. and Tribune Broadcasting Company (incorporated herein by reference to the registrant’s Form 8-K filed March 10, 2006.).

10.10     Common stock Purchase Warrant of The Tube Media Corp. issued to Tribune Broadcasting Company. (This agreement has been redacted pursuant to a confidential treatment request filed with the Securities and Exchange Commission on the date hereof.) (incorporated herein by reference to the registrant’s Form 8-K filed March 10, 2006)

10.11     Common stock Purchase Warrant of The Tube Media Corp. issued to Sinclair Television Group, Inc. (This agreement has been redacted pursuant to a confidential treatment request filed with the Securities and Exchange Commission on the date hereof.) (incorporated herein by reference to the registrant’s Form 8-K filed March 28, 2006)

10.12     Form of Registration Rights Agreement, dated as of April 21, 2006, by and between The Tube Media Corp. and the investors listed on the signature pages thereto. (incorporated herein by reference to the Registrant’s Form 8-K filed April 26, 2006)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

COMPANY NAME CORPORATION

Date: June 19, 2006	By:	/s/ John W. Poling
Name: John W. Poling Title: Chief Financial Officer